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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Million Dollar Saloon
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

601065105
(CUSIP Number)

Ronald Alan Zlatniski, 1450 Raleigh Road – Ste 300, Chapel Hill, NC 27517        Phone: (919) 403-3018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No......................................	601065105

1. Names of Reporting Persons.
Ronald Alan Zlatniski

I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)......

6.	Citizenship or Place of Organization . UNITED STATES.....

Number of	7		Sole Voting Power ……………………..……...…	322,610
Shares Beneficially
By owned by	8	.	Shared Voting Power…………………………….	0
Each Reporting
Person With	9	.	Sole Dispositive Power.........................................	322,610

	10.		Shared Dispositive Power…………....................	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person....................................				322,610

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)				.............

13. Percent of Class Represented by Amount in Row (11) ...........................................................				5.63

14. Type of Reporting Person (See Instructions)...........................................................................				IN

Item 1. Security and Issuer

The issue related to this filing is the $0.001 par value Common Stock of Million Dollar Saloon, of Nevada. The principal address of Million Dollar Saloon is:

6848 Greenville Avenue,
Dallas, TX 75231

This statement is filed on behalf of Mr. Ronald Alan Zlatniski, (“Mr. Zlatniski”) a United States citizen, who resides at 731 Prince Rd., Greensboro, NC 27455. Mr. Zlatniski has been employed in the banking and securities industry for the past 16 years. He is currently employed with Franklin Street Partners, 1450 Raleigh Rd, Chapel Hill, NC 27517.

Item 2. Identity and Background

Mr. Zlatniski is also the sole officer and stockholder of two North Carolina Corporations, Carolina Tea Company and Carolina Chocolate, Ltd., both with the business address of 731 Prince Rd., Greensboro, NC 27455. During the last five years, Mr. Zlatniski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the same past five years.

Item 3. Source and Amount of Funds or Other Consideration

All securities previously purchased and are currently held in Mr. Zlatniski’s own personal accounts or IRAs were fully paid using his personal funds. None of the securities have now or ever been pledged for any loans nor used for other margin purposes.

Item 4. Purpose of Transaction

Mr Zlatniski has purchased the securities covered in this filing for investment purposes only. However, several attempts my Mr. Zlatniski to speak with Management of the Million Dollar Saloon has gone unanswered. Mr. Zlatniski may introduce shareholder proposals or may seek representation on the board of directors. Mr. Zlatniski is monitoring closely the company’s progress in filing its financial reports as disclosed in the last SEC form 8K on 12/10/2005, and wishes management to provide timely reports to shareholders of their progress in doing the same.

Mr. Zlatniski reserves the right to buy or sell any shares at any time, including, but not limited to delivering a proposal to management to purchase a majority stake in the company, seek investors or financing in doing the same, or seek merger candidates within the entertainment industry who may be interested in purchasing the assets or common stock of Million Dollar Saloon. Mr. Zlatniski has no immediate plans for such action at this time.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2:

5.63% based upon the 5,731,778 shares reported in the last available SEC Form 10Q filed by the company reported on 11-10/04. Mr. Zlatniski has contacted the company via telephone and mail to confirm the number of shares outstanding but has not received any response from corporate officials.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared: Mr. Zlatniski owns all 322,610 shares represented in this filing in an IRA or personal brokerage account.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d -191), whichever is less, by the persons named in response to paragraph (a):

This filing relates to 322,610 shares (5.62%) of Million Dollar Saloon Common Stock purchased in the open market at prices of between $0.24 and $0.30 from 05/15/05 through 05/16/06

05/15/2006	10:57:38	Bought 42000 MLDS @ 0.25
05/15/2006	13:57:09	Bought 50000 MLDS @ 0.24
05/15/2006	14:04:37	Bought 35000 MLDS @ 0.24
05/16/2006	10:18:16	Bought 14310 MLDS @ 0.30
05/16/2006	12:03:35	Bought 5000 MLDS @ 0.29
05/16/2006	12:16:57	Bought 10000 MLDS @ 0.30
05/16/2006	12:57:34	Bought 5000 MLDS @ 0.30

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:	/s/ Ronald A Zlatniski
Name/Title:	Ronald A. Zlatniski, Private Investor

Date: 05/16/2006

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)